Filed pursuant to Rule 433
File No. 333-140928
Final Term Sheet	August 4, 2008
(To prospectus supplement dated February 27, 2007	CUSIP No. 78355H JN 0
and prospectus dated February 27, 2007)
RYDER SYSTEM, INC.
Medium-Term Notes
(Registered Notes-Fixed Rate)
Due Nine Months or More
from Date of Issue

Trade Date:	August 4, 2008

Principal Amount:	$300,000,000

Public Offering Price:	99.783%

Issue Date:	August 7, 2008

Maturity Date:	September 1, 2015

Interest Rate:	7.20%

Day Count:	30/360

Net Proceeds to Ryder (before expenses):	$297,549,000

Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year,
commencing March 1, 2009, and at Maturity.

Underwriters’ Commission:	0.600%

Record Dates:	February 15 and August 15

Form:	☑ Book Entry ☐ Certificated

Redemption:	☐ The Notes cannot be redeemed prior to maturity
☑ The Notes may be redeemed prior to maturity

Optional Redemption:	☐ No
☑ Yes

Other Terms
The Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes being redeemed, or

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed
(not including any portion of such payments of interest accrued as of the date of redemption), from the redemption date to
September 1, 2015 discounted to the redemption date on a
semi-annual basis (assuming a 360-day year consisting of twelve
30-day months) at the Treasury Rate plus 50 basis points,

plus, in either case, any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the Notes,

(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most
recently published statistical release designated “H. 15(519)”
or any successor publication which is published weekly by the
Board of Governors of the Federal Reserve System and which
establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption
“Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within
three months before or after the maturity date for the Notes, yields for the two published maturities most closely
corresponding to the Comparable Treasury Issue will be
determined and the Treasury Rate shall be interpolated or
extrapolated from those yields on a straight line basis,
rounding to the nearest month), or

(ii) if the release referred to in (i) (or any successor
release) is not published during the week preceding the
calculation date or does not contain the yields referred to
above, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable
Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an “Independent Investment Banker” as
having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means, with respect to any
redemption date for the Notes, Banc of America Securities LLC and its successors or, if such firm or any successor to such firm, as the case may be, is unwilling or unable to select the
Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with us.

“Comparable Treasury Price” means with respect to any
redemption date for the Notes,

(i) the average of four Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or

(ii) if the Trustee obtains fewer than four Reference Treasury
Dealer Quotations, the average of all quotations obtained

“Reference Treasury Dealer” means Banc of America Securities
LLC, Mizuho Securities USA Inc, RBC Capital Markets
Corporation, and one other primary U.S. government securities dealer in the United States appointed by the Trustee in
consultation with us (each, a “Primary Treasury Dealer”). If any Reference Treasury Dealer ceases to be a Primary Treasury
Dealer, we will substitute another Primary Treasury Dealer for that dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the
average, as determined by the Trustee, of the bid and asked
prices for the Comparable Treasury Issue (expressed in each
case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer, at 5:00 p.m.
on the third Business Day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of
Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the
Notes or portions of the Notes called for redemption.

Repayment at Option of Holder:	☑ If we experience a Change of Control Triggering
Event, we may be required to offer to purchase the Notes from holders as described below under “Offer to Redeem Upon Change of Control Triggering Event.”

Discount Note:	☐ Yes ☑ No

Total Amount of OID:	N/A

Yield to Maturity:	N/A

Initial Accrual Period OID	N/A
Offer to Redeem Upon Change of Control Triggering Event.
     Upon the occurrence of a Change of Control Triggering Event (as defined below), each Holder of Notes will have the right to require us to purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.
     Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at our option, prior to any Change of Control but after the public announcement of the Change of Control, we will be required to send, by first class mail, a notice to each Holder of Notes, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date. Holders of Notes electing to have Notes purchased pursuant to a Change of Control Offer will be required to surrender their Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the paying agent at the address specified in the notice, or transfer their Notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.
     We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all Notes properly tendered and not withdrawn under its offer.
     We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control triggering event. To the extent that the provisions of any such securities laws or regulations conflict with the change of control offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the change of control offer provisions of the notes by virtue of any such conflict.
     “Below Investment Grade Rating Event” means the rating on the Notes is lowered by each of the Rating Agencies and the Notes are rated below Investment Grade by each of the Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) after the earlier of (1) the occurrence of a Change of Control or (2) public notice of the occurrence of a Change of Control or our intention to effect a Change of Control; provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).
     “Change of Control” means the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than our company or our subsidiaries, becomes the beneficial owner (as defined in Rules 13(d)(3) and 13(d)(5) under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of our Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares.
     “Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.
     “Fitch” means Fitch Inc., a subsidiary of Fimalac, S.A., and its successors.
     “Investment Grade” means a rating of BBB- (with at least a neutral outlook) or better by Fitch (or its equivalent under any successor rating category of Fitch); a rating of Baa3 (with at least a neutral outlook) or better by Moody’s (or its equivalent under any successor rating category of Moody’s); and a rating of BBB- (with at least a neutral outlook) or better by S&P (or its equivalent under any successor rating category of S&P).
     “Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

     “Rating Agency” means (1) each of Fitch, Moody’s and S&P, and (2) if any of Fitch, Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.
     “S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.
     “Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such person.
     If we experience a Change of Control Triggering Event, we may not have sufficient financial resources available to satisfy our obligations to repurchase the Notes. In addition, our ability to repurchase the Notes may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Subject to the limitations described in the accompanying prospectus supplement and prospectus to which this pricing supplement relates, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the Notes.
Joint Book-Running Managers

Banc of America Securities LLC	Mizuho Securities USA Inc	RBC Capital Markets Corporation
Senior Co-Managers

BNP PARIBAS	Citi	Morgan Stanley
RBS Greenwich Capital	SunTrust Robinson Humphrey	Wachovia Securities
Junior Co-Managers

BNY Capital Markets, Inc.	JPMorgan	Lazard Capital Markets
Piper Jaffray		Wells Fargo Securities

Underwriters Capacity:	☐ As agent ☑ As principal

If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the Time of sale.

☑ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).
Plan of Distribution:
     Under the terms and subject to the conditions of the Selling Agency Agreement dated February 27, 2007 among Ryder System, Inc. (the “Company”) and Banc of America Securities LLC, BNP Paribas Securities Corp., BNY Capital Markets, Inc., Citigroup Global Markets Inc., Dresdner Kleinwort Securities LLC, Greenwich Capital Markets, Inc., J.P. Morgan Securities Inc., KBC Financial Products USA Inc., Mizuho Securities USA Inc., Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, SunTrust Capital Markets, Inc., Wachovia Capital Markets, LLC as well as under the terms of the Terms Agreement dated August 4, 2008 among the Company and Banc of America Securities LLC, Mizuho Securities USA Inc and RBC Capital Markets Corporation, as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and Ryder has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
Banc of America Securities LLC	$60,000,000
Mizuho Securities USA Inc.	60,000,000
RBC Capital Markets Corporation	60,000,000
BNP Paribas Securities Corp.	15,000,000
Citigroup Global Markets Inc.	15,000,000
Greenwich Capital Markets, Inc.	15,000,000
Morgan Stanley & Co. Incorporated	15,000,000
SunTrust Capital Markets, Inc.	15,000,000
Wachovia Capital Markets, LLC	15,000,000
BNY Capital Markets, Inc.	6,000,000
J.P. Morgan Securities Inc.	6,000,000
Lazard Capital Markets LLC	6,000,000
Piper Jaffray & Co.	6,000,000
Wells Fargo Securities, LLC	6,000,000

Total	$300,000,000

     The Underwriters are committed to take and pay for all of the Notes if any are taken.
     The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement.
     Each Underwriter and certain of its affiliates may from time to time engage in transactions with, and perform investment banking and commercial lending services for, the Company and certain of its affiliates in the ordinary course of business for which they have received, or may receive, customary fees and expenses.
     Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the pricing supplement and prospectus supplement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
     You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com, Mizuho Securities USA Inc. toll free at 1-800-221-8866 (ext. 3143) or RBC Capital Markets Corporation toll-free at 1-866-375-6829.